SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

                    HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
                    New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on January 16, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: January 31, 2006	By/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier/Crystal Warner
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS EXPANDS CUSTOMER BASE INTO U.S. MARKET
--New OEM Business the Result of Strategic Focus to Gain Domestic Foothold --

HONG KONG —January 16, 2007— Highway Holdings Limited (Nasdaq:HIHO) today announced it has received two initial OEM orders from U.S.-based customers: The Coleman Company, Inc., located in Wichita, Kansas, to produce radio units and Fluidmaster, Inc., based in San Juan Capistrano, California, to produce tools for the manufacture of certain flushing system components. Terms were not disclosed.

“This initial business is the result of a strategic focus on establishing a presence in the U.S. Market. We are gratified by the confidence of these new customers in our technical capabilities and look forward to developing a long-term business relationship with them. In addition, we are optimistic about additional domestic business opportunities that can be realized through an ongoing marketing focus to expand within the U.S. market,” said Roland Kohl, president and chief executive officer.

As previously announced, the company completed its acquisition of Golden Bright Plastic Manufacturing late last year. At that time, Highway Holdings indicated that it expected to retain Golden Bright’s current customer base and benefit from potential opportunities to gain additional business by offering other OEM services. Kohl noted that the new business orders resulted from Golden Bright and Highway Holdings’ separate sales initiatives in place prior to the acquisition, with customers now benefiting from the enhanced manufacturing capabilities from the newly combined operations.

About Highway Holdings:

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and complete products. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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